EXHIBIT 99.1

Legend Biotech Highlights Recent Business Updates at 44th Annual J.P. Morgan Healthcare Conference

  Exceeded 10,000 patients treated to date with CARVYKTI® (ciltacabtagene autoleucel; cilta-cel)
  Increased CARVYKTI® manufacturing capacity with the physical expansion of the Raritan facility, now the largest cell therapy manufacturing facility in the U.S.
  Profitability expected in 2026, driven by continued CARVYKTI® revenue growth and operating margin expansion
  Treated first patient with in vivo pipeline candidate in investigator-initiated trial
  Preclinical data from primates provided early validation for CD20/CD19 dual-targeting in vivo CAR-T cell therapy for non-Hodgkin lymphoma

SOMERSET, N.J., Jan. 12, 2026 (GLOBE NEWSWIRE) -- Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global leader in cell therapy, today provided an update on the Company's recent commercial and clinical progress and outlined its strategic priorities for 2026. These updates will be discussed as part of the Company's presentation at the 44th Annual J.P. Morgan Healthcare Conference in San Francisco, CA, on Wednesday, January 14, 2026, at 9:00 a.m. PT.

“CARVYKTI cemented its status as the undisputed leader in multiple myeloma CAR-T cell therapy, with its continued record-breaking performance culminating in the achievement of more than 10,000 patients treated earlier this year,” said Ying Huang, Ph.D., Chief Executive Officer of Legend Biotech. “Legend Biotech is poised for transformative growth in 2026, as we work to achieve profitability this year by driving global adoption of CARVYKTI. We’re also committed to leveraging our proven CAR-T development platform to frontline multiple myeloma and promising new in vivo and allogeneic opportunities to extend our leadership in cell therapy innovation.”

2026 Strategic Priorities and Recent Accomplishments

Maximize CARVYKTI® Market Leadership

  Treated 10,000+ clinical and commercial patients to date with CARVYKTI®.
  Expanded CARVYKTI® global footprint in 2025, bringing total availability to more than 279 sites across 14 global markets.
    Continued globalization planned for 2026.
  Continued to drive community and outpatient adoption of CARVYKTI® and uptake in earlier lines, with United States community and regional hospitals.
  Completed physical expansion of the Raritan facility, marking the largest cell therapy manufacturing facility in the U.S. and providing installed capacity to support treatment of up to 10,000 patients annually.
  Received U.S. Food and Drug Administration (FDA) and European Commission (EC) approval to include overall survival benefit for CARVYKTI® versus standard therapies in the label.
    Label update was supported by data from the landmark Phase 3 CARTITUDE-4 study in patients with relapsed/refractory multiple myeloma (RRMM) who have received one to three prior lines of therapy (pLOT).
  Presented new clinical and translational data from CARTITUDE-1 and CARTITUDE-4 at the 67th American Society of Hematology (ASH) Annual Meeting in December 2025, reinforcing the long-term benefits of CARVYKTI® and improved outcomes associated with earlier use.
    Triple-class-exposed patients treated with three pLOT from the CARTITUDE-1 and CARTITUDE-4 trials achieved a median progression-free survival (PFS) of 50.4 months following a single infusion of CARVYKTI®.
    Additional findings from CARTITUDE-1 and CARTITUDE-4 demonstrated that patients treated earlier, after one or two pLOT, exhibited greater immune fitness and a more immunocompetent tumor microenvironment, potential biological indicators of longer PFS.
  The latest NCCN guidelines recommend talquetamab as a bridging therapy before CAR-T treatment for people with relapsed/refractory multiple myeloma. This approach helps keep patients eligible for CARVYKTI® and improves outcomes, especially for those with aggressive disease.
  Completed enrollment of Phase 3 CARTITUDE-6 registrational trial in newly-diagnosed MM patients who are transplant eligible in August 2025.

Advance Cell Therapy Innovation

  Presented promising first-in-human results from allogeneic CAR-T candidate LUCAR-G39D at the 67th ASH Annual Meeting, demonstrating encouraging safety and efficacy in B-cell non-Hodgkin lymphoma.
  Opened 31,000-square-foot, state-of-the-art cell therapy R&D facility in Philadelphia, Pennsylvania, to support the Company’s pipeline expansion across oncology and immunology indications and in vivo approaches.
  Dosed first patient with in vivo platform technology, a dual CD20/CD19-targeted cell therapy, within six months of candidate selection.
    First-in-human data expected starting in the second half of 2026.
  Targeting multiple investigational new drug (IND) filings for oncology and autoimmune indications starting in 2H 2026.

Drive Profitability

  Anticipate CARVYKTI® franchise FY 2025 profitability.
  Expect company-wide operating profit in 2026.
  Cash and cash equivalents, and time deposits were approximately $1.0 billion as of September 30, 2025, which the Company believes will provide financial runway beyond 2026.

Presentation at the 44th J.P. Morgan Healthcare Conference

Dr. Huang will deliver Legend Biotech’s presentation at the 44th Annual J.P. Morgan Healthcare Conference on Wednesday, January 14, 2026, at 9:00 a.m. PT. The live webcast will be available to investors and other interested parties by accessing the Investor Relations section of Legend’s website. The webcast replay will be available approximately 48 hours after the webcast.

About Legend Biotech

With more than 2,900 employees, Legend Biotech is the largest standalone cell therapy company and a pioneer in treatments that change cancer care forever. The company is at the forefront of the CAR-T cell therapy revolution with CARVYKTI®, a one-time treatment for relapsed or refractory multiple myeloma, which it develops and markets with collaborator Johnson & Johnson. Headquartered in the US, Legend is building an end-to-end cell therapy company by expanding its leadership to maximize CARVYKTI’s patient access and therapeutic potential. From this platform, the company plans to drive future innovation across its pipeline of cutting-edge cell therapy modalities.

Learn more at www.legendbiotech.com and follow us on X (formerly Twitter) and LinkedIn.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to: CARVYKTI® and LUCAR-G39D, including Legend Biotech’s expectations for market expansion for CARVYKTI® and order volume; Legend Biotech’s ability to fund its operations into 2026 and to achieve company-wide profitability in 2026 and Carvykti-related profitability by end of 2025; the timing, progress and results of preclinical studies and clinical trials for the Company’s product candidates; and statements related to the potential benefits of Legend Biotech’s product candidates. . The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third-party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; government, industry, and general product pricing and other political pressures; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 11, 2025. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated, or expected. Any forward-looking statements contained in this press release speak only as of the date of this press release. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

INVESTOR CONTACT:
Jessie Yeung
Tel: (732) 956-8271
jessie.yeung@legendbiotech.com

PRESS CONTACT:
Kim Fox
Tel: (848) 388-8445
media@legendbiotech.com